UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ESSENTIAL PROPERTIES REALTY TRUST, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

29670E107

(CUSIP Number)

Eldridge Industries, LLC

600 Steamboat Road

Greenwich, CT 06830

Attention: Robert Ott

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 17, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29670E107

1	NAME OF REPORTING PERSON ELDRIDGE INDUSTRIES, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO, HC

CUSIP No. 29670E107

1	NAME OF REPORTING PERSON EPRT HOLDINGS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 29670E107

1	NAME OF REPORTING PERSON TODD L. BOEHLY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN, HC

Amendment No. 1 to Schedule 13D

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by Eldridge Industries, LLC (“Eldridge”), EPRT Holdings, LLC (“EPRT”) and Todd L. Boehly (collectively, the “Reporting Persons”) on July 5, 2018. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	SECURITY AND ISSUER

Item 1 of this Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D is being filed by the undersigned with respect to the Common Stock, par value $0.01 per share (the “Shares”) of Essential Properties Realty Trust, Inc. (the “Issuer”), whose principal executive offices are located at 902 Carnegie Center Blvd., Suite 520, Princeton, New Jersey 08540.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	PURPOSE OF TRANSACTION

In-Kind Distribution

On July 17, 2019, EPRT made an in-kind distribution of an aggregate of 553,847 OP Units to certain members of EPRT in exchange for the redemption of such members’ interests in EPRT. Each OP Unit represents a unit of limited partnership interest in Essential Properties, L.P., the operating partnership through which the Issuer conducts its operations. Each OP Unit is redeemable for cash or, at the election of the Issuer, Shares on a one-for-one basis.

OP Unit Redemption

On July 22, 2019, EPRT redeemed 17,359,745 OP Units and received 17,359,745 Shares and Security Benefit Life Insurance Company (“SBL”) redeemed 1,142,960 OP Units and received 1,142,960 Shares.

Underwriting Agreement

On July 17, 2019, the Issuer, Essential Properties, L.P., EPRT, SBL and Citigroup Global Markets Inc. (the “Underwriter”) entered into an Underwriting Agreement (the “Underwriting Agreement”) in connection with an underwritten public offering of the Issuer’s Shares, pursuant to which EPRT agreed to sell 15,095,431 Shares and SBL agreed to sell 7,763,975 Shares (collectively, the “Initial Sales”). In addition, pursuant to the Underwriting Agreement, each of EPRT and SBL granted the Underwriter an option (the “Option”) to purchase additional Shares to cover overallotments. The Underwriter exercised the Option in full on July 18, 2019, and EPRT sold an additional 2,264,314 Shares and SBL sold an additional 1,164,596 Shares to the Underwriter (the “Option Sales”). Both the Initial Sales and the Option Sales closed on July 22, 2019. Both the Initial Sales and the Option Sales were at a price of $19.5525 per Share, which reflected underwriting discounts. The public offering price in the underwritten public offering was $19.75 per Share.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated by reference as Exhibit A, and is incorporated herein by reference.

Termination of Stockholders Agreement

Upon the closing of the Initial Sales and Options Sales, EPRT and SBL collectively owned Shares representing less than 5% of the outstanding voting power of all outstanding Shares entitled to vote generally in the election of directors of the Issuer. As a result, the previously disclosed Stockholders Agreement, dated as of June 25, 2018, by and between Eldridge and the Issuer, automatically terminated in accordance with its terms. As a result, the rights of Eldridge and its affiliates under the Issuer’s charter and bylaws to nominate directors of the Issuer and approve certain actions are terminated. In addition, upon the closing of the Initial Sales and Option Sales, the requirement that limited partners of the Issuer’s operating partnership approve certain fundamental transactions involving the Issuer and the waiver of certain limits on ownership of the Issuer’s stock, permitting Eldridge and its affiliates to own up to 19.0% of the outstanding Shares, terminated.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of this Schedule 13D is hereby amended and restated in its entirety as follows:

(a, b)	The Reporting Persons no longer beneficially own any securities of the Issuer.

(c)	The information in Item 4 is incorporated herein by reference. Other than as reported herein, there were no transactions in the Shares by the Reporting Persons in the past sixty days.

(d)	This Item 5(d) is not applicable.

(e)	On July 22, 2019, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Shares.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

The Underwriting Agreement is incorporated by reference as Exhibit A and is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A:	Underwriting Agreement, by and among Essential Properties Realty Trust, Inc., Essential Properties, L.P., EPRT Holdings, LLC, Security Benefit Life Insurance Company and Citigroup Global Markets Inc., dated July 17, 2019 (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by the Issuer on July 23, 2019).

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 23, 2019

ELDRIDGE INDUSTRIES, LLC

By:	/s/ Todd L. Boehly
Name:	Todd L. Boehly
Title:	Manager

EPRT HOLDINGS, LLC

By:	/s/ Anthony D. Minella
Name:	Anthony D. Minella
Title:	Manager

TODD L. BOEHLY

/s/ Todd L. Boehly